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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47011

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 194

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advanced Global Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE HUDSON CITY CENTER, LOWER LEVEL
(No. and Street)

HUDSON	**NY**	**12534**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Miller **(212) 237-2876**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name -- *if individual, state last, first, middle name*)

7 Penn Plaza Suite 830	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [■] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, Jason Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Global Securities Corp., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

2/28/15

PETER L KONOPKA
Notary Public, State of Connecticut
My Commission Expires May 31, 2018

Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report.
- [x] (p) Independent Auditors' Report on Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
ANNUAL AUDITED REPORT
FORM X-17-A-5 - PART III
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2014

CONTENTS

	PAGE
Annual Audited Report- Form X-17a-5-Part III	"Facing Page"
Independent Auditors' Report	1-2
Statements of	
Financial Condition	3
Income (loss)	4
Changes in Financial Condition	5
Changes in Stockholder's Equity	6
Notes to Financial Statements	7-8
Supplemental Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9-10
Other Information Under Rule 15c3-3 of the Securities and Exchange Commission	11
Report of independent registered public accounting firm	12
Exemption report	13

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Advanced Global Securities Corp.**

We have audited the accompanying financial statements of Advanced Global Securities Corp. (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in financial condition, and changes in stockholder's equity for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Advanced Global Securities Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in pages 9-11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No. 1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bernstein & Pinchuk LLP

New York, New York
February 27, 2015

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets	
Cash and cash equivalents	$ 12,547
Other receivable	1,390
Total assets	$ 13,937

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable and accrued liabilities	$ 6,300
Total current liabilities	6,300
Stockholder's Equity	
Common stock, no par value; authorized 100 shares; issued and outstanding 30 shares	44,045
Accumulated deficit	(36,408)
Total Stockholder's Equity	7,637
Total Liabilities and Stockholder's Equity	$ 13,937

See notes to financial statements.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2014

Revenue		$ -
Expenses		
Professional fees	3,300	
NASD fees	2,359	
Reporting fees	6,847	
Bank Charges	30	
Taxes & Licenses	50	
		12,586
Operating loss		(12,586)
Other Income (Expense)		
Membership rebates		1,216
Net Loss		$ (11,370)

See notes to financial statements.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
STATEMENT OF CHANGES IN FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities		
Net loss		$ (11,370)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Other receivable	(507)	
Accounts payable and accrued expenses	1,300	
Total Adjustments		793
Net Cash Used in Operating Activities		(10,577)
Cash Used in Financing Activities		
Capital contribution		11,000
Net Decrease in Cash and Cash Equivalent		423
Cash and Cash Equivalent-Beginning of Year		12,124
Cash and Cash Equivalent-End of Year		$ 12,547

Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance - January 1, 2014	30	$ 33,045	$ (25,038)	$ 8,007
Capital contribution		11,000		11,000
Net loss - 2014			(11,370)	(11,370)
Balance - December 31, 2014	30	$ 44,045	$ (36,408)	$ 7,637

See notes to financial statements.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS

1. Organization

Advanced Global Securities Corp. (the "Company") was incorporated on January 10, 1994 under the name Argo Capital Strategy, Inc. under the laws of the State of New York. On August 24, 1994, the Company elected to have its name changed to Tanner Owen & Co., Inc. On April 4, 1996, the Company changed its name to Tanner Unman Securities, Incorporated. In 1999 the name was changed to Hudson Allen & Co. Incorporated. In 2005 the name was changed to Hudson Abel & Co. Incorporated. In 2008 the name was changed back to Hudson Allen & Co. Incorporated. In 2011 the name was changed to Advanced Global Securities Corp. The Company is primarily engaged in business as a securities broker and dealer and investment advisor.

2. Significant accounting policies

Investment Banking and Advisory Revenue

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment advisory fees are recognized as earned.

Income Taxes

The Company's stockholders have elected to be taxed as an S corporation in accordance with Section 1362(a) of the Internal Revenue Code commencing January 1, 1995. The Company has also elected similar status under the laws of the State of New York. In accordance with these elections, the Company is not generally required to pay Federal and State income taxes as an entity but, rather, the Company's stockholders are required to report their respective share of the Company's income or losses on their individual income tax return. Therefore, no current Federal and minimum state corporate income taxes have been provided for in the accompanying financial statements. If the Company had not made these elections, Federal and State income taxes would be required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

3. Concentrations

Financial instruments that subject the Company to credit risk consist principally of cash. As of December 31, 2014, the Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

4. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the Financial Industry Regulatory Authority (FINRA) regulations and the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $6,247 which was in excess of its required net capital of $5,000. The Company's net capital ratio was1.008 to 1.

5. Subsequent Events

Subsequent events through February 27, 2015 (the date the financial statements were available for issuance) were considered for disclosure. Management determined that no disclosures were warranted.

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL		
Total Stockholder's Equity	$	7,637
Deduction and/or changes in non-allowable assets		1,390
Net Capital before haircuts on security positions		6,247
Haircuts on security positions		-
NET CAPITAL	$	6,247

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Aggregate Indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued liabilities		$ 6,300
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness		$ 420
Minimum dollar net capital requirement		$ 5,000
Minimum net capital requirement		$ 5,000
Excess net capital		$ 1,247
Excess net capital at 1500%		$ 5,827
Excess net capital at 1000%		$ 5,617
Ratio of Aggregate indebtedness to net capital	1.008 to 1	
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2014)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report		$ 8,547
Net audit adjustments:		
Deduction of accrual expenses		(2,300)
Net capital per page 9		$ 6,247

ADVANCED GLOBAL SECURITIES CORP.
(An S Corporation)
OTHER INFORMATION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company operates under exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3 and does not maintain possession or control of any customer funds or securities.

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Advanced Global Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Advanced Global Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provisions of paragraph (k) (2) (I)) (the "exemption provisions") and (2) Advanced Global Securities Corp. stated that Advanced Global Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Advanced Global Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advanced Global Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (exemption provisions of paragraph (k) (2) (I)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bernstein & Pinchuk LLP

New York, New York
February 27, 2015

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No. 1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

EXEMPTION REPORT
DECEMBER 31, 2014

The Company asserts, to its best knowledge and belief, the following:

(1) The Company claims an exemption from §240.15c3-3 under section k(2)(i)

(2) The Company met such exemption provisions in §240.15c3-3 k(2)(i) throughout the most recent fiscal year then ended December 31, 2014 without exception.

Signature: ______________________
John Tonelli